UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bare Escentuals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

067511105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067511105

1.	Names of Reporting Persons Siberia Investment Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,880,712 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 3,880,712 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,880,712 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.3%(1)

12.	Type of Reporting Person (See Instructions) OO

(1)   Based on 91,132,738 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

1.	Names of Reporting Persons John C. Hansen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 4,973,907 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 4,973,907 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,973,907 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)   Mr. Hansen disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(2)   Based on 91,132,738 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

Item 1.
	(a)	Name of Issuer Bare Escentuals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 71 Stevenson Street, 22nd Floor, San Francisco, CA 94105

Item 2.
(a)

Name of Person Filing
This Statement is being filed by Siberia Investment Company, LLC (“Siberia”), and Mr. John C. Hansen (“Mr. Hansen”).  Siberia and Mr. Hansen (collectively, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

(b)

Address of Principal Business Office or, if none, Residence
The address of Siberia’s principal office is c/o Underwood & Roberts, PLLC, 3110 Edwards Mill Road, Ste. 100, Raleigh, NC 27612.

The address of the principal office of Mr. Hansen is c/o JH Partners, LLC, 451 Jackson Street, San Francisco, CA 94111.

	(c)	Citizenship Siberia is a Delaware limited liability company and Mr. Hansen is a United States citizen.
	(d)	Title of Class of Securities Common stock, $0.001 par value per share
	(e)	CUSIP Number 067511105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: By Siberia: 3,880,712 Shares By Mr. Hansen (1): 4,973,907 Shares
(b) Percent of class(2): By Siberia: 4.3% By Mr. Hansen: 5.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote By Siberia: 3,880,712 Shares By Mr. Hansen: 0 Shares
(ii) Shared power to vote or to direct the vote By Siberia: 0 Shares By Mr. Hansen: 4,973,907 Shares
(iii) Sole power to dispose or to direct the disposition of By Siberia: 3,880,712 Shares By Mr. Hansen: 0 Shares
(iv) Shared power to dispose or to direct the disposition of By Siberia: 0 Shares By Mr. Hansen: 4,973,907 Shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

        (1)           Includes 1 share held by JH MDB Investors, L.P., 108,637 shares held by JH Partners, LLC, 3,880,712 shares held by Siberia, 179,072 shares held by JH Investment Management, LLC, 490,883 shares held by Monte Savello, LP and 314,602 shares held by San Leonardo, LLC. Mr. Hansen is the Manager of the General Partner of JH MDB Investors, L.P., JHMD Beauty GP, LLC, and holds voting membership interests in JHMD Beauty GP, LLC. Mr. Hansen is the President of JH Partners, LLC.  Mr. Hansen is the Manager of JH Investment Management, LLC.  Mr. Hansen is the Manager of Hansen GP, LLC, the general partner of Monte Savello, LP.  Mr. Hansen is also the Manager of San Leonardo, LLC. Mr. Hansen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein and this report shall not be deemed an admission for Sections 13(d) or 13(g) or any other purpose.

        (2)           Based on 91,132,738 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	SIBERIA INVESTMENT COMPANY, LLC, a Delaware limited liability company

/s/ Robert Underwood
	Name:	Robert Underwood
	Its:	Manager

JOHN C. HANSEN

/s/ John C. Hansen
John C. Hansen

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (Incorporated by reference to the Schedule 13G filed on February 14, 2007 by the reporting persons).